SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X        Form 40-F
                                      ---                 ---

                (Indicate by check mark whether the registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes                 No X
                               ---                ---

                LANCHILE S.A. AUTHORIZES PAYMENT OF CASH DIVIDEND
                -------------------------------------------------


                                 Dividend No. 21




SANTIAGO, Chile -- Aug. 4, 2003--Lan Chile S.A., ("LanChile" or "the Company") (NYSE: LFL) Chile's largest domestic and international airline, announces that at an Extraordinary Meeting held on August 1, 2003, the Board authorized payment of an interim cash dividend to be charged to the corresponding 2003 earnings in the amount of US$ 0.0363221 per common share (one American Depositary Share represents 5 common shares) to all registered shareholders at the close of business on August 19, 2003. The dividend will be paid on August 25, 2003.

Lan Chile S.A. is the largest domestic and international passenger/cargo air carrier in Chile and one of the leading airlines in Latin America. Together with its code-share arrangements and affiliated airlines, the Company serves 15 destinations in Chile, seven destinations in Peru, 18 destinations in Latin America, 25 in North America, eight destinations in Europe and four in the South Pacific. Currently, the Company operates 46 passenger aircraft and 9 cargo freighters.

LanChile is a member of oneworld (TM), the most international of the global airline alliances. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, TAM and Lufthansa Cargo. For more information visit www.lanchile.com or www.oneworldalliance.com.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 4, 2003



                                                 Lan Chile S.A.

                                                 /s/ Luis Ernesto Videla
                                                 -------------------------------
                                                 By: Luis Ernesto Videla
                                                     General Manager